# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Falcon's Beyond Global, Inc., CIK 0001937987
CUSIP: 306121104
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1768 Park Center Drive, Orlando, Florida (FL), 32835
Date of event which requires filing of this statement: 01/28/2026
Filed by CIK 0001995584
Persons authorized to receive notices and communications: Jill K. Markey, c/o Katmandu Ventures, LLC, 3420 Pump Rd #140, Henrico, Virginia (VA), 23233, 407-494-0671

## Reporting persons
- Katmandu Ventures, LLC (CIK 0001995584): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 15,716,097; sole dispositive power 0; shared dispositive power 15,716,097; aggregate amount beneficially owned 15,716,097 (24.23% of the class)
  Comment: (1) Represents 15,716,097 shares of Class A Common Stock issuable upon the redemption of common units ("Common Units") of Falcon's Beyond Global, LLC ("Falcon's LLC"), a subsidiary of the Issuer, and an equal number of paired shares of Class B Common Stock. See Item 5.
  (2) Percentage beneficial ownership calculated on the basis of Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.
- Jill K. Markey (CIK 0002011486): type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 16,363; shared voting power 15,716,097; sole dispositive power 16,363; shared dispositive power 15,716,097; aggregate amount beneficially owned 15,732,460 (24.25% of the class)
  Comment: (1) Represents 15,716,097 shares of Class A Common Stock issuable upon the redemption of Common Units and an equal number of paired shares of Class B Common Stock. See Item 5.
  (2) Includes an additional 16,364 shares of Class A Common Stock held directly by Ms. Markey.
  (3) Percentage beneficial ownership calculated on the basis of Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Falcon's Beyond Global, Inc.
Address of issuer's principal executive offices: 1768 Park Center Drive, Orlando, Florida (FL), 32835
Comment:
Explanatory Note

This Amendment No.2 ("Amendment No.2") to Schedule 13D relates to the shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Falcon's Beyond Global, Inc., a Delaware corporation (the "Issuer") and amends and supplements the initial statement on Schedule 13D filed by Katmandu Ventures, LLC ("Katmandu") on February 13, 2024 and Amendment No. 1 to Schedule 13D filed by Katmandu on June 18, 2024 (together, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On January 28, 2026, Katmandu disposed of 1,753,524 shares of Class A Common Stock to a third party at $6.25 per share.

## Item 4. Purpose of Transaction
Purpose of transaction: The information provided and incorporated by reference in Item 3 is hereby incorporated by reference in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As reported on the cover pages hereto, (a) Katmandu may be deemed to beneficially own 15,716, 097 shares of Class A Common Stock issuable on a one-for-one basis upon redemption of Common Units and an equal number of paired shares of Class B Common Stock, representing 24.23% of the outstanding shares of Class A Common Stock, as calculated pursuant to Rule 13d-3 of the Exchange Act, as amended, and (b) Ms. Markey may be deemed to beneficially own 15,716,097 shares of Class A Common Stock beneficially owned by Katmandu issuable on a one-for-one basis upon redemption of Common Units and an equal number of paired shares of Class B Common Stock, and 16,363 shares of Class A Common Stock directly held, representing 24.25% of the outstanding shares of Class A Common Stock, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

Katmandu has the right to cause Falcon's LLC to redeem its Common Units, in whole or in part, for an equal number of shares of Class A Common Stock or cash (at the Issuer's option) and the corresponding shares of Class B Common Stock will be canceled, as described in the Issuer's Prospectus filed with the SEC on December 12, 2023 pursuant to Rule 424(b)(3) (File No. 333-275243) (the "Prospectus"), and subject to limitations set forth in the A&R Operating Agreement (as defined below). Shares of Class B Common Stock of the Issuer have no economic rights and each share of Class B Common Stock entitles its holder to 1 vote per share.

The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 49,135,017 shares of Class A Common Stock issued and outstanding as of the date of this filing, adjusted to reflect the 15,716, 097 shares of Class A Common Stock that may be received upon redemption of Common Units. This amount does not include [X] shares of Class A Common Stock issuable on a one-for-one basis upon redemption of Common Units and an equal number of paired shares of Class B Common Stock which are outstanding and held in escrow to be earned, released and delivered upon satisfaction of certain milestones set forth in the Earnout Escrow Agreement (together, the "Earnout Securities").

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, the beneficial owner of any shares of Class A Common Stock which may be received upon redemption of Common Units. Pursuant to Rule 13d-4, the Reporting Persons disclaim all such beneficial ownership.
Number of shares as to which each person has sole or shared power to vote or dispose: The information provided and incorporated by reference in Item 5(a) is hereby incorporated by reference in this Item 5(b).
Transactions in the class effected during the past sixty days: Other than as set forth in Item 3 and as described in this Item 5(c), none of the Reporting Persons has effected any transaction in shares of Class A Common Stock during the past 60 days. As previously reported on a Form 4 filing on December 22, 2025, holders of common units ("Common Units") of Falcon's Beyond Global, LLC ("Falcon's LLC"), a subsidiary of the Issuer, have the right to cause Falcon's LLC to redeem such Common Units in whole or in part, for an equal number of shares of Class A Common Stock or cash (at the Issuer's option) and the corresponding shares of the Issuer's non-economic voting Class B common stock, par value $0.0001 per share ("Class B Common Stock"), will be canceled, as described in the Issuer's Registration Statement on Form S-4 (File No. 333-269778) (the "Registration Statement"). On December 18, 2025, Katmandu effected the redemption of 350,000 shares of its Common Units, resulting in the delivery of an equal number of shares of Class A Common Stock and the cancellation of the corresponding shares of Class B Common Stock. In addition, as previously reported on a Form 4 filing on January 14, 2026, on January 12, 2026, Katmandu disposed of 691,563 shares of its Class A Common Stock to a third party at $7.23 per share.
Other persons with the right to receive dividends or sale proceeds: Not applicable.

## Signatures
- Katmandu Ventures, LLC: /s/ Jill K. Markey, Jill K. Markey, Manager (01/30/2026)
- Jill K. Markey: /s/ Jill K. Markey, Jill K. Markey (01/30/2026)